

Mail Stop 3561

June 29, 2016

Stanley W. Fields
NewsBeat Social, Inc.
3123 NW Industrial Street
Portland, OR 97210

> **Re:** **NewsBeat Social, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed June 10, 2016**
> **File No. 024-10529**

Dear Mr. Fields:

We have reviewed your amended offering statement and have the following additional comment. Please provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note the FINRA Letter of Acceptance, Waiver, and Consent (AWC) for William R. Hambrecht, in which he was assessed a deferred fine of $15,000 and suspended from association with any FINRA member in any capacity from April 4, 2016 through April 3, 2017 (FINRA Case #2013037680202). Please advise us of Mr. Hambrecht's involvement, if any, in this offering. Please also advise us of any association Mr. Hambrecht currently has with your underwriter W.R. Hambrecht + Co. Finally, please provide us with an analysis as to whether your offering continues to be exempt from the registration requirements of the Securities Act. In formulating

your response, you may wish to refer by analogy to Question 260.15 of the Securities Act Rules Compliance and Disclosure Interpretations.

You may contact Julie Griffith at 202-551-3267, or me at 202-551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure